Exhibit 99.1
Glass House Brands Reports Third Quarter 2025 Financial Results
-Third quarter results reflect temporary planned scaled back in new planting and wholesale production
-Company remains on track to return to full production at existing greenhouses in the first quarter of 2026, by year-end 2025 will have the most cannabis acreage planted in the Company’s history
-Previously announced $95 per pound of biomass full year production cost target remains intact
-Conference Call to be held today November 12, 2025 at 5:00 p.m. ET
LONG BEACH, CA and TORONTO, November 12, 2025 - Glass House Brands Inc. (“Glass House” or the “Company”) (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., today reported financial results for the third quarter ended September 30, 2025.
Third Quarter 2025 Highlights
(Unaudited results, unless otherwise stated, all results and dollar references are in U.S. dollars)
•Revenue of $38.4 million, ahead of guidance of $35 million to $38 million but down from $63.8 million last year and $59.9 million in the second quarter 2025.
•Gross Profit Margin was 31%, compared to 52% in third quarter 2024 and 53% in second quarter 2025.
•Adjusted EBITDA1 was negative $(2.3) million, compared to $20.4 million in third quarter 2024 and $18.1 million in second quarter 2025.
•Operating Cash Flow was negative $(5.1) million, compared to $13.2 million in third quarter 2024 and $17.7 million in second quarter 2025.
•Equivalent Dry Pound Production2 was 123,986 pounds, exceeding guidance of 95,000 pounds to 100,000 pounds but down from 232,295 in third quarter 2024 and 230,748 in second quarter 2025.
•Cost per Equivalent Dry Pound of Production3 was $128 per pound, compared to $103 per pound in third quarter 2024 and $91 per pound in second quarter 2025.
•Cash, Restricted Cash and Cash Equivalents balance was $29.8 million at quarter-end compared to $44.2 million at the end of second quarter 2025.
To watch Q3 2025 Results Video, Click Here.
Management Commentary
“In light of the events of this past summer we made the hard decision to completely revamp hiring and staffing practices for both employees and third-party labor contractors,” said Kyle Kazan, Co-Founder, Chairman and CEO of Glass House. “As anticipated, these actions resulted in temporary worker shortages as well as a planned scaled back in new planting and production.”
“Our quarterly results reflect the effects of these choices. Total revenue was $38.4 million, ahead of guidance but still down meaningfully year-over-year and below the mid-to-high $60 million level that we were tracking to prior to July 10th.”
“Retail and CPG segment results remained strong, with revenues for both segments up year-over-year and significantly outperforming those of the broader California cannabis market due to continued successful execution at retail and as our brands resonate with customers. The impact from our planned step back came in the wholesale segment and we experienced declines in wholesale revenue due to reduced production. We produced almost 124,000 pounds of biomass, exceeding guidance of between 95,000 to 100,000 pounds but down from 232,000 pounds last year and 231,000 in the second quarter. Our cost of production was $128 per pound, up from the $91 per pound achieved in the second quarter as a result of reduced production scale and labor inefficiencies related to the new labor workforce.”
“We ended the third quarter with lower volumes and quality of biomass product available for sale than we had anticipated and expect this impact to continue into the fourth quarter. We have made considerable progress with the processing of legacy product and expect this will be completed prior to year-end. We are confident the impacts of our actions are temporary, and we anticipate a return to full production capacity within existing greenhouses in the first quarter of 2026.”
“We have also continued to advance our growth plans and have completed the buildout and planting of the first 1/3 of Greenhouse 2. By year-end of 2025, our cultivation team will have the most acres planted in Glass House’s history. We continue to expect the remainder of Greenhouse two to be fully built out and operational within 2026. Our more stringent labor controls have not materially impacted our cost of labor and our long-term production cost target of $95 per pound remains intact, demonstrating that our cost leadership remains our greatest advantage. We also continue to explore opportunities to participate in new markets, including through international export or intoxicating hemp, which should further increase our growth prospects.”
Third Quarter 2025 Operational Highlights and Subsequent Events
•Glass House Brands Announces and Completes Preferred Equity Refinancing
•Glass House Brands Provides Updates to Recent Events
•Glass House Brands Announces Passing of Board Member George Raveling
•Glass House Brands becomes the first U.S-based plant touching cannabis operator whose stock can be traded on the Robinhood platform
Q3 2025 Financial Results Discussion
Revenues for third quarter 2025 were $38.4 million, ahead of guidance of $35 million to $38 million and compared to $63.8 million in third quarter 2024 and $59.9 million in second quarter 2025. The decline is attributed to lower wholesale revenue due to reduced production.
The wholesale biomass segment revenue was $21.2 million, accounting for 55% of total revenue. Biomass production reached 123,986 pounds during Q3 2025, exceeding guidance of 95,000 pounds to 100,000 pounds and roughly half of what we would normally expect based on typical seasonality.
Third quarter 2025 retail segment revenue was $12.3 million compared to $11.2 million the third quarter of last year and $12.3 million in second quarter 2025. Retail gross margin was 50% in the third quarter, compared to 48% in the second quarter.
Wholesale CPG segment revenues were $5.0 million, representing a 10% sequential decrease and 4% year-over-year increase.
Third quarter consolidated gross profit was $11.8 million, compared to $33.4 million for the year-ago period and $31.9 million in second quarter 2025. Gross margin was 31%, compared to 52% in the third quarter of 2024 and 53% in the second quarter of 2025.
Average selling price was $155 per pound, compared to $229 in the third quarter of 2024 as we are still operating amidst challenged California pricing conditions.

General and administrative expenses were $15.9 million for the third quarter of 2025, up 10% from $14.4 million last year and 9% from $14.6 million in the second quarter.
Sales and marketing expenses were $0.7 million, compared to $0.6 million during the same period last year and $0.8 million in the prior quarter.
Professional fees were $2.5 million in Q3, compared to $2.0 million in Q2 2025 and $0.9 million in Q3 2024.
Depreciation and amortization in Q3 2025 were $4.0 million, compared to $3.9 million in Q2 2025 and $3.7 million in Q3 2024.
Adjusted EBITDA was negative $(2.3) million in Q3 2025, compared to $20.4 million in the third quarter 2024 and $18.1 million in Q2 2025.
Operating cash flow was negative $(5.1) million, compared to positive $13.2 million in the year-ago period and positive $17.7 million in Q2 2025.
As of September 30, 2025, the Company had $29.8 million of cash and restricted cash, compared to $44.2 million at the start of the third quarter. The Company spent $8.6 million in capex in the third quarter, which was mostly for Phase III expansion at Camarillo. The Company also paid $1.9 million in preferred stock dividend payments.
Preferred Equity Recapitalization
During the quarter, the Company completed a recapitalization and non-brokered private placement (collectively, the “Offering”) of approximately $77.5 million in Series E Convertible Preferred Stock replacing GH Group’s existing Series B and Series C Preferred Stock. Holders of Series B and Series C Preferred Stock were presented the opportunity to exchange into the Series E Preferred Stock and any electing not to exchange were redeemed in full.
Investors in the Series E Preferred Stock will receive an annual 12% dividend, which will accrue and be paid quarterly. The Series E Preferred Stock is convertible into a new class of GH Group Class B common stock at a conversion price of $9.00 per share at any time, and ultimately, exchangeable into the Company’s publicly-traded equity shares (the “Equity Shares”) on a one-for-one basis at any time. GH Group also will have a 5-year redemption right with respect to the Series E Preferred Stock upon the occurrence of each of the following: (i) the 60-day volume weighted average price of the Equity Shares is greater than or equal to $12.00, (ii) the average daily trading volume of the Equity Shares exceeds one million shares and (iii) the Equity Shares are trading on a major United States stock exchange. If the Company exercises its redemption right, the redemption price for the Series E Preferred Stock will be equal to the original purchase price per share plus any accrued and unpaid dividends.
By comparison, Series B and C Preferred Stock which were issued in 2022, offered a 22.5% cumulative annual dividend rate inclusive of a 10% annual cash dividend and 12.5% paid-in-kind (“PIK”) of additional preferred equity at the time of redemption.
Financial results and analyses will be available on the Company’s website on the ‘Investors’ and ‘News & Events’ drop-down menus (www.glasshousebrands.com) and SEDAR+ (www.sedarplus.ca).
Unaudited results, unless otherwise stated, all results are in U.S. dollars.

Net Income / Loss
(in thousands)	Q3 2024	Q2 2025	Q3 2025
Revenues, Net	$63,821	$59,867	$38,444
Cost of Goods Sold	30,379	27,936	26,686
Gross Profit	33,442	31,931	11,758
% of Net Revenue	52%	53%	31%

Operating Expenses:
General and Administrative	14,424	14,618	15,923
Sales and Marketing	620	803	703
Professional Fees	891	1,965	2,517
Depreciation and Amortization	3,731	3,905	3,994
Impairment	6,300	—	—
Total Operating Expenses	25,966	21,291	23,137
Income (Loss) from Operations	7,476	10,640	(11,379)
Interest Expense	2,255	1,919	1,819
Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	17	95	—
Other Income, Net	(523)	(5,087)	(2,081)
Total Other (Income) Expense, Net	1,749	(3,073)	(262)
Income Taxes	8,935	4,969	1,071
Net Income (Loss)	$(3,208)	$8,744	$(12,188)

Adjusted EBITDA
(in thousands)	Q3 2024	Q2 2025	Q3 2025
Net Income (Loss) (GAAP)	$(3,208)	$8,744	$(12,188)
Depreciation and Amortization	3,731	3,905	3,994
Interest, Net	2,255	1,919	1,819
Income Tax Expense	8,935	4,969	1,071
EBITDA (Non-GAAP)	11,713	19,537	(5,304)
Adjustments:
Share-Based Compensation	2,947	2,944	4,079
Stock Appreciation Rights Expense	25	37	50
(Gain) Loss on Equity Method Investments	(45)	(44)	—
Change in Fair Value of Derivative Asset and Liability	(539)	328	36
Impairment Expense for Intangible Assets	6,300	—	—
Change in Fair Value of Contingent Liabilities and Shares Payable	17	95	—
Employee Retention Tax Credits	—	(4,750)	(2,318)
Non-Recurring Legal and Professional Fees	—	—	1,190
Adjusted EBITDA (Non-GAAP)	$20,418	$18,147	$(2,267)

Select Cash Flow Information
(in thousands)	Q3 2024	Q2 2025	Q3 2025
Net Income (Loss)	$(3,208)	$8,744	$(12,188)
Depreciation and Amortization	3,731	3,905	3,994
Share-Based Compensation	2,947	2,944	4,079
Impairment Expense for Intangibles	6,300	—	—
Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	17	95	—
Other	296	881	1,419
Cash From Net Income (Loss)	10,083	16,569	(2,696)
Accounts Receivable	(251)	(3,248)	3,715
Income Taxes Receivable	(1,311)	996	(939)
Prepaid Expenses and Other Current Assets	(1,937)	(243)	(2,693)
Inventory	(2,265)	(3,987)	293
Other Assets	(3)	(96)	1,342
Accounts Payable and Accrued Liabilities	(916)	4,290	(5,804)
Income Taxes Payable	(3,320)	1,290	(1,317)
Other	13,095	2,166	3,039
Working Capital Impact	3,092	1,168	(2,364)
Operating Activities Cash Flow	13,175	17,737	(5,060)

Purchases of Property and Equipment	(1,417)	(9,458)	(8,626)
Other	—	190	(975)
Investing Activities Cash Flow	(1,417)	(9,268)	(9,601)

Proceeds from the Issuance of Notes Payable and Preferred Shares, Net of Redemption of Preferred Shares	—	—	2,953
Payments on Notes Payable, Third Parties and Related Parties	(1,888)	(1)	(586)
Distributions to Preferred Shareholders	(1,938)	(1,937)	(1,937)
Other	1,249	55	(199)
Financing Activities Cash Flow	(2,577)	(1,883)	231

Net Increase (Decrease) in Cash, Restricted Cash and Cash Equivalents	9,181	6,586	(14,430)
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	25,879	37,615	44,201
Cash, Restricted Cash and Cash Equivalents, End of Period	$35,060	$44,201	$29,771

Select Balance Sheet Information
(in thousands)	Q3 2024	Q2 2025	Q3 2025
Cash and Restricted Cash	$35,060	$40,701	$26,271
Accounts Receivable, Net	7,892	9,842	6,138
Income Taxes Receivable	1,311	933	1,872
Prepaid Expenses and Other Current Assets	6,303	15,355	20,679
Inventory	16,768	19,669	19,376
Total Current Assets	67,334	86,500	74,336
Operating and Finance Lease Right-of-Use Assets, Net	10,591	6,974	6,485
Long Term Investments	2,296	172	—
Property, Plant and Equipment, Net	213,218	222,999	222,405
Intangible Assets, Net and Goodwill	14,381	11,939	11,758
Restricted Cash, Net of Current Portion	—	3,500	3,500
Other Assets	4,909	2,477	1,333
TOTAL ASSETS	$312,729	$334,561	$319,817

Accounts Payable and Accrued Liabilities	$32,753	$37,532	$28,762
Income Taxes Payable	4,392	3,725	2,408
Contingent Shares and Earnout Liabilities	32,165	—	—
Shares Payable	2,975	—	—
Current Portion of Operating and Finance Lease Liabilities	2,383	2,111	2,023
Current Portion of Notes Payable	7,553	—	36
Total Current Liabilities	82,221	43,368	33,229
Operating and Finance Lease Liabilities, Net of Current Portion	8,386	4,795	4,418
Other Non-Current Liabilities	20,191	28,237	31,600
Notes Payable, Net of Current Portion	52,200	65,845	68,814
TOTAL LIABILITIES	162,998	142,245	138,061
Preferred Equity Series B, C, D and E	83,773	91,790	92,500
Additional Paid-In Capital, Accumulated Deficit and Non-Controlling Interest	65,958	100,526	89,256
TOTAL MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY	149,731	192,316	181,756
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	$312,729	$334,561	$319,817

Notes Payable and Preferred Equity
(in thousands)	Q1 2025	Q2 2025	Q3 2025	Comments
Notes Payable
Secured Credit Facility	$50,000	$50,000	$50,000	Maturity is 2/28/30
2025 Lompoc Term Loan	—	—	2,997	Maturity is 8/4/35

Series A	11,895	11,895	11,895	8% semi annual interest, cash or shares, higher of 10 day VWAP 5 trading days prior to pay date or $4.08, Maturity 4/15/27
Series B	4,111	4,111	4,111	8% semi annual interest, cash or shares, lower of 10 day VWAP 5 trading days prior to pay date or $10.00, Maturity 4/15/27
Plus Convertible Debt	16,006	16,006	16,006

Other	(209)	(161)	(153)	Mostly original issue discount
Notes Payable Total	$65,797	$65,845	$68,850

Preferred Equity
Series B	$67,495	$70,042	$—
Series C	6,507	6,748	—
Series D	15,000	15,000	15,000	Currently at 15% dividend with 15% cash payment until 8/24/28 when it increases to 20% dividend with 20% cash payment
Series E	—	—	77,500	12% dividend with 12% cash payment
Preferred Equity Total	$89,002	$91,790	$92,500

Cash Payments
Debt Amortization	$42,022	$1	$597	Q1 2025 Includes $40.6 million paid on 2/28/2025 for the Secured Credit Agreement; principal payments on the Secured Credit Facility start in 2027
Cash Interest	876	1,203	1,222	8.58% interest rate on the Senior Secured Credit Facility, entered into on 2/28/25
Debt Service	42,898	1,204	1,819

Series B	1,250	1,249	—
Series C	125	125	—
Series D	563	563	563	15% annual rate until 8/24/28 when it increases to 20%
Series E	—	—	1,898	12% annual rate
Preferred Equity Dividends	1,938	1,937	2,461

Total Debt Service and Dividends	$44,836	$3,141	$4,280

Equity Table
(in thousands, except share price)	Q3 2025	Q2 2025	Change	Comments
Total Equity and Exchangeable Shares	79,886	79,081	805	Shares issued in connection with exercise of RSUs, ISOs, and warrants and to acquire remaining non-controlling interest in consolidated subsidiary
Warrants
Series D	2,980	2,980	—	Exercise price of $6.00 with an expiration date of August 2028
Series C	1,000	1,000	—	Exercise price of $5.00 with an expiration date of August 2027
Series B	9,719	9,739	(20)	Exercise price of $5.00 with an expiration date of August 2027
SPAC	30,665	30,665	—	Exercise price of $11.50 with an expiration date of June 2026
Total Warrants	44,364	44,384	(20)

Stock Options	333	381	(48)	Weighted average exercise price of $3.10 with expiration dates from January 2026 to June 2026
RSUs	5,876	6,194	(318)	Up to 3-year vesting through 2028
Total	6,209	6,575	(366)

Share Price at Quarter End	$7.54	$6.05	$1.49

Convertible Debentures
Series A	$11,895	$11,895	$—	8% semi annual interest, cash or shares, higher of 10 day VWAP 5 trading days prior to pay date or $4.08, Maturity 4/15/27
Series B	4,111	4,111	—	8% semi annual interest, cash or shares, lower of 10 day VWAP 5 trading days prior to pay date or $10.00, Maturity 4/15/27
Total Convertible Debentures	$16,006	$16,006	$—
Number of Shares if Converted Assuming Share Price at Quarter End	2,123	2,646	(523)

Revenue
(in thousands)	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	FY 2023	FY 2024
Retail (B2C)	$9,921	$10,885	$11,214	$11,796	$11,788	$12,262	$12,255	$39,078	$43,816
Wholesale CPG (B2B)	4,253	3,979	4,777	4,987	4,747	5,483	4,958	16,062	17,996
Wholesale Biomass (B2B)	15,926	39,074	47,830	36,256	28,283	42,122	21,231	105,696	139,086
Total	$30,100	$53,938	$63,821	$53,039	$44,818	$59,867	$38,444	$160,836	$200,898

Sequential % Change
Retail (B2C)	4%	10%	3%	5%	—%	4%	—%
Wholesale CPG (B2B)	4%	(6)%	20%	4%	(5)%	16%	(10)%
Wholesale Biomass (B2B)	(40)%	145%	22%	(24)%	(22)%	49%	(50)%
Total	(26)%	79%	18%	(17)%	(15)%	34%	(36)%

% Change to Prior Year
Retail (B2C)	6%	8%	11%	23%	19%	13%	9%	46%	12%
Wholesale CPG (B2B)	14%	1%	11%	22%	12%	38%	4%	(4)%	12%
Wholesale Biomass (B2B)	10%	28%	41%	36%	78%	8%	(56)%	155%	32%
Total	9%	21%	32%	31%	49%	11%	(40)%	89%	25%

Gross Profit
(in thousands)	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	FY 2023	FY 2024
Retail (B2C)	$5,253	$5,162	$4,952	$5,396	$5,653	$5,861	$6,166	$21,551	$20,763
Wholesale CPG (B2B)	1,065	886	1,398	1,168	1,221	1,949	1,477	1,223	4,517
Wholesale Biomass (B2B)	6,208	22,626	27,092	16,187	13,191	24,121	4,115	58,195	72,113
Total	$12,526	$28,674	$33,442	$22,751	$20,065	$31,931	$11,758	$80,969	$97,393

% of Revenue
Retail (B2C)	53%	47%	44%	46%	48%	48%	50%	55%	47%
Wholesale CPG (B2B)	25%	22%	29%	23%	26%	36%	30%	8%	25%
Wholesale Biomass (B2B)	39%	58%	57%	45%	47%	57%	19%	55%	52%
Total	42%	53%	52%	43%	45%	53%	31%	50%	48%

Wholesale Biomass Production and Cost per Pound
	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	FY 2023	FY 2024
Equivalent Dry Pounds of Production	61,392	149,717	232,295	165,074	152,568	230,748	123,986	356,722	608,478
% Change to Prior Year	28%	45%	128%	60%	149%	54%	(47)%	84%	71%

Cost per Equivalent Dry Pounds of Production	$182	$148	$103	$110	$108	$91	$128	$136	$123
% Change to Prior Year	(7)%	6%	(13)%	(9)%	(41)%	(39)%	24%	(6)%	(10)%

Ending Operational Canopy Licensed (000 sq. ft)	959	1,525	1,525	1,525	1,525	1,525	1,525	959	1,525

Wholesale Biomass Sold and Average Selling Price per Pound
	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	FY 2023	FY 2024
Equivalent Dry Pounds Sold	56,432	137,866	209,175	164,660	146,555	204,015	137,026	338,957	568,133
% Change to Prior Year	13%	53%	108%	68%	160%	48%	(34)%	97%	68%
Equivalent Dry Pounds Sold Average Selling Price	$282	$283	$229	$220	$193	$206	$155	$312	$245
% Change to Prior Year	(3)%	(17)%	(32)%	(19)%	(32)%	(27)%	(32)%	43%	(21)%
Equivalent Dry Pounds Average Selling Price excludes the impact of cultivation tax.
Conference Call
The Company will host a conference call to discuss the results today, November 12, 2025 at 5:00 p.m. Eastern Time.

Webcast and Replay:	Register Here
Dial-In Number:	1-800-715-9871
Conference ID:	2131917#
(replay available for approximately 30 days)
In addition, content related to the earnings call including a transcript and audio recording of the call, as well as the Company’s financial statements and management’s discussion and analysis of financial condition and results of operations for the period (upon completion), will be posted to the Company’s website and can be found here. Content from previous reporting periods is also available.

Non-GAAP Financial Measures
Glass House defines EBITDA as Net Income (Loss) (GAAP) adjusted for interest and financing costs, income taxes, depreciation, and amortization. Adjusted EBITDA is defined as EBITDA excluding share-based compensation, stock appreciation rights expense, loss (gain) on equity method investments, impairment expense for goodwill and intangible assets, change in fair value of derivative liabilities, change in fair value of contingent liabilities and shares payable, certain debt-related fees, acquisition related professional fees, non-operational start-up costs, employee retention tax credits and non-recurring legal and professional fees.
EBITDA and Adjusted EBITDA are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. Such supplemental non-GAAP financial measures are not standardized financial measures under U.S. GAAP used to prepare the Company's financial statements and might not be comparable to similar financial measures disclosed by other companies and, thus, should only be considered in conjunction with the GAAP financial measures presented herein.
The Company has provided a table above that provides a reconciliation of the Company's Net Income (Loss) (GAAP) to Adjusted EBITDA for the three months ended September 30, 2025 compared to the three months ended September 30, 2024 and three months ended June 30, 2025.
Footnotes and Sources:
1.EBITDA and Adjusted EBITDA are non-GAAP financial measures that are not defined by U.S. GAAP and may not be comparable to similar measures presented by other companies. Please see “Non-GAAP Financial Measures” herein for further information and for a reconciliation of such non-GAAP measures to the closest GAAP measure.
2.Equivalent Dry Pound Production includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen not converted into dry weight by the Company.
3.Cost per Equivalent Dry Pound of Production, is the application of a subset of Costs of Goods Sold for cannabis biomass production (including all expenses from nursery and cultivation to curing and trimming - the point at which product is ready for sales as wholesale cannabis or to be transferred to CPG) applied to the Company's metric of dry production which includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen that is not converted into dry goods by the Company.
About Glass House Brands
Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. Whether it be through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness or its network of retail dispensaries throughout the state of California, which includes The Farmacy, Natural Healing Center and The Pottery, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com/ and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements
This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates”, “targets” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, the Company’s: ability to further deliver strong operational and financial results; ability to continue growing high quality cannabis at the lowest cost; statement that California, the most competitive cannabis market in the world, is experiencing pricing at levels which the Company would describe as destructive, meaning many cultivators in the state are likely having “going concern” issues; statement that we are pursuing additional MSA opportunities for both retail as well as cultivation and production; statement while we are confident the impacts of our actions are temporary, we saw lower volumes and quality of biomass product available for sale than we had anticipated and expect this to continue into the fourth quarter; statement that we have made considerable progress with the processing of legacy product, and expect this will be completed prior to year-end; statement that based on our progress to date, we continue to anticipate being back to full production capacity within existing greenhouses in the first quarter of 2026; statement that we have continued to advance our growth plans and have completed the buildout and planting of the first 1/3 of Greenhouse 2; statement by the end of 2025, our cultivation team will have the most acres planted in Glass House’s history; statement that we continue to expect the remainder of Greenhouse 2 as well as Greenhouse 4 to be fully built out and operational within 2026; statement that our more stringent labor controls have not materially impacted our cost of labor and our long-term cost structure is unchanged; statement that looking ahead, we remain optimistic about favorable industry trends, including prospects for cannabis reform, international expansion into Europe and pursuing a commercial hemp strategy; statement that we know our company will move past these near-term hurdles and come of out of it even stronger; statement that our future prospects remain strong as we continue to pursue our plans to increase our growth trajectory; statement the Company completed a preferred equity refinancing that has eliminated burdensome Payment-in-Kind terms related to the former Series B and Series C Preferred Stock in turn reducing cumulative interest.
Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements do not guarantee future performance and actual results or developments may differ materially from those in the statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including financial and operational results not proving to be as expected or on the timelines expected; the Company not completing certain proposed acquisition or financing transactions at all, or on the timelines expected; the Company not achieving the synergies expected; and other risks disclosed in the Company's Annual Information Form and other public filings on SEDAR+ at www.sedarplus.ca. Accordingly, readers should not place undue reliance on forward-looking statements.
For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements and financial outlooks contained in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:
Glass House Brands Inc.
Jon DeCourcey, Vice President of Investor Relations
T: (781) 724-6869
E: ir@glasshousebrands.com
Investor Relations Contact:
KCSA Strategic Communications
Phil Carlson
T: 212-896-1233
E: GlassHouseIR@kcsa.com